
COMPOSE AI
Hey Lindsay,
Tell Lindsay no nicely
Press Return to generate messages by instruction
Ecs to close
Unfortunately, they've chosen to not move forward with your idea.
A Free Chrome plugin to automate all your writing with AI.
Backed by
Y Combinator
Even more powerful on the most popular tools!!
Gmail
Superhuman
Slack
Asana
Notion
Word
Outlook
LinkedIn

INVEST IN **COMPOSE AI (YC W21)**

Over 1M users cut their writing time by 40% with AI-powered writing assistant - wherever you write!

compose.ai San Francisco, CA

Y Combinator | Notable Angel | SaaS | VC-Backed | Fast Growth

Highlights

VC-Backed
Raised $250K or more from a venture firm

Y Combinator
Raised from Y Combinator

Fast Growth
Revenue growing 2X/yr for at least prior 6 months

1. ✅ Backed by top-tier investors: Y Combinator, Craft Ventures, and Sequoia
2. 🥇 Recognized by Google as a Top Chrome Extension of the Year
3. ❤️ Organically grew to 1M+ users with zero marketing spend
4. 🧠 Founded by ex-Amazon & ex-Google tech visionaries
5. 🤖 Cutting-edge in-house AI autocomplete technology
6. ✨ Voted #1 tool by independent industry evaluation
7. ⏱️ Reduces typing time by over 40% for power users

Featured Investors

 **Craft Ventures** Follow Invested $1,200,000

Craft Ventures is an early-stage and growth fund founded by David Sacks, with proven, repeated success building and scaling SaaS businesses.
craftventures.com

David Sacks, Founder, Partner

"The one who defines the category wins the category."

 **Underdog Labs** Follow Invested $100,000

Underdog Labs is a venture fund focused on very early stage opportunities. We are dedicated to helping mission driven founders navigate the early startup waters to build and launch truly transformational companies.
underdoglabs.io

Alex Chang, Co-Founder

"Compose AI stands out for its unique technical capabilities and sophisticated AI integration. We've been given a preview of what's to come and it has the potential to transform the way that people do work."

 **Dream Ventures** Follow Invested $500,000

Dream Ventures is an early-stage venture capital firm focused on building high-growth and disruptive companies.
dreamventures.com

Eric, Partner

"__"

 **Jeremy Voss**
Syndicate Lead

[Follow]

Invested $50,000

I work with engineers and designers To create products for real friends at Snapchat

"I am very impressed with Compose.AI. It excels with a user-focused approach, agility, and commitment to quality. Plus the strong engineering and organic growth to over 1 million users without heavy advertising are outstanding gives me great confidence in their product and market strategy - with an ability to scale far beyond where they are today. I am also extremely impressed with Michael and the team and excited to see them continue to build."

Our Founder

 ## Michael Shuffett Founder & CEO

ex-Amazon Ai, ex-Disney, ex-BCG. Founder of Quant Collective

Compose AI

Compose AI is your personal AI assistant that is available wherever you write



Watch on ▶ YouTube

We've had strong organic user growth





47,471
499
0
1/1/22
1/1/23
1/1/24
1/1/25
Weekly Active Users
Target

We're grateful for our users! We receive on average 15K hits a day on our website - and that's been organically. Future projections are not guaranteed

And we're backed by some of the top investors













Y Combinator

CRAFT

SEQUOIA

Goodwater

underdog labs

ROOT & SHOOT VENTURES

Select Institutional Investors



Compose AI User Videos!
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For the glory of God
1Corinthians 10:31


KEITH BERNS
FOUNDER, GREEN COVER
you know help put the words together
Watch on YouTube

Meet the founder


Meet the founder.
Hey, I'm Michael.
Companies I've Worked With:
Amazon, Disney, Boston, McDonalds, Ford, Gartner, Starbucks
Companies I've Founded:
Quant Collective
Compose AI
Investors who've worked with me:
Y Combinator, Sequoia, David Sacks from Craft Ventures
Notable Accomplishments:
Delivered billions of dollars of revenue with applied AI at multiple companies
I nerd out! 🙌 with seven degrees, including a Bachelor's and an MSc in Computer Science/ML
I've helped to develop future prediction systems for the U.S. Government
amazon
BCG BOSTON CONSULTING GROUP
Disney

See Compose in action


Welcome to Compose AI
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Gmail
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Compose
Inbox
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Michelle Soriano
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Using 1.18 GB
4. Virtual reality training: Develop virtual reality programs for practical training purposes, such as medical, military, or sports training, offering realistic scenarios without the need for physical equipment.
5. AI-powered health assistant: Create an AI assistant that offers personalized health advice based on users' medical history, symptoms, and lifestyle choices.
6. Virtual event platform: Build a platform that enables people to host and attend virtual events, conferences, or networking sessions, offering interactive features and opportunities for collaboration.
7. Educational app for remote learning: Develop a comprehensive educational app that provides interactive lessons, remote collaboration tools, and real-time assessments to enhance remote learning experiences.
8. Food waste reduction app: Create an app that connects individuals, restaurants, and grocery
4:20
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Watch on YouTube

Maximize LinkedIn Success: Mastering Compose AI fo...
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Start a post
Media
Event
Write article
Kunal Shah
Engineer
Julian Weisser
It should come as no surprise that Se... ...ntributor on the Gemini AI technical paper.
Google confirms th... ...under Sergey Brin played a key role in creating its ChatGPT rival
LinkedIn News
34 Big Ideas that will shape 2024
Apple eyes India in production push
Office parties pickled, not boozy
Execs fired after AI scandal at SI
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Ascend Motors
Kunal, explore relevant opportunities with Flock Safety
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Watch on YouTube

We built our own model to power diverse and real-time use-cases



How Our Model Works
GPT-3 had limitations so we built our own NLP model instead
Blogs
Twitter
General Purpose Model



Business model

- We have a **<u>freemium business model</u>**

- So far, we've been focusing on **free users - and our user base has grown significantly.**

- We launched monetization a year ago and are **ready to scale** it with this cash injection

- We have a large number of business users and are ready to start expand into **team accounts and enterprise** 🔥

What's Next:

USE OF FUNDS! We've strategized on the best way to take the support from you, develop the product, and build up our community even further:

- **Product Development:** 🔧 We have been developing deep end-to-end workflow automation / web agents !

- Plus The creation of Plugins, including image Generation & Scheduling

- Improve our user interface

- Substantially build out bottoms up **Enterprise Sales** 💰 with **more customized features** - thereby further developing our product

- **Marketing and Customer Acquisition** 👥**:** We just launched the monetized version of the product a year ago, and are ready to scale

- Through an affiliate program, we would love to establish an advisory committee of **user and influencer affiliates** who provide **regular feedback** on the product, and how it can be improved for our most popular use cases!

- Enhance our community and user engagement!

Team Expansion🤓**:** Hire skilled professionals in engineering, design, and sales.

Operating Expenses✅**:** Cover essential costs like technology infrastructure and office space.